SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                           For the fiscal year ended December 31, 1995

                                             OR

                  [    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           For the transition period from _____ to _____

Commission file number 1-8251

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                          Telephone and Data Systems, Inc.
                                              Tax-Deferred Savings Plan
                                               30 North LaSalle Street
                                                     40th Floor
                                                 Chicago, IL  60602


                  B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

                                          Telephone and Data Systems, Inc.
                                               30 North LaSalle Street
                                                     40th Floor
                                                 Chicago, IL  60602


                                         United States Cellular Corporation
                                              8410 West Bryn Mawr Ave.
                                                      Suite 700
                                                 Chicago, IL  60631


                                               American Paging, Inc.
                                               1300 Godward St., NE
                                                    Suite 3100
                                               Minneapolis, MN 55413

                              Required Information


          (a)  Financial Statements

               1.     Audited Statements of Net Assets Available for
                      Benefits as of December 31, 1995 and December 31, 1994.

               2. Audited Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1995, for the year ended December 31, 1994 and for the three months ended December 31, 1993.

               3.     Notes to Financial Statements.

               4.     Schedule I - Schedule of Reportable Transactions

               5.     Schedule II - Assets Held for Investment Purposes


          (b)  Exhibits

               No.                 Description
               ---                 -----------
                1.    Consent of Independent Public Accountants

                                   Signatures



    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                       TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN



                                       By      /s/ LeRoy T. Carlson, Jr.
                                               LeRoy T. Carlson, Jr., Trustee

                                               /s/ C. Theodore Herbert
                                               C. Theodore Herbert, Trustee

                                               /s/ Ronald D. Webster
                                               Ronald D. Webster, Trustee

                                               /s/ Michael G. Hron
                                               Michael G. Hron, Trustee




Dated: June 7, 1996

                          Independent Auditor's Report




To the Trustees of:
                        TELEPHONE AND DATA SYSTEMS, INC.
                        TAX-DEFERRED SAVINGS PLAN
                        Chicago, Illinois



     We have audited the accompanying statements of net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995, for the year ended December 31, 1994 and for the three-month period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, for the year ended December 31, 1994 and for the three-month period ended December 31, 1993 in conformity with generally accepted accounting principles.


McGladrey & Pullen LLP


Madison, Wisconsin
May 29, 1996

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995

                                                Participant Directed
                                   ---------------------------------------------
                                     Lasalle                           ANB
                                     Income          Vanguard          S&P
                                      Plus             GNMA         500 Index
                                    ------------  --------------  --------------

ASSETS
Investments, at fair value
  Common stock                      $         0   $         0   $         0
  Mutual funds                        3,381,293     1,018,550     3,223,356
  Plan loans                                  0             0             0
                                    -----------   -----------   -----------
                                    $ 3,381,293   $ 1,018,550   $ 3,223,356
                                    -----------   -----------   -----------

Receivables
  Employer contributions            $         0   $         0   $         0
  Participant contributions               6,326         2,864         6,123
  Accrued interest and dividends         17,720           132           283
  Other receivables                       3,046            10         1,289
                                    -----------   -----------   -----------
                                    $    27,092   $     3,006   $     7,696
                                    -----------   -----------   -----------

Cash                                $    56,452   $     8,718   $    34,113
                                    -----------   -----------   -----------

Total Assets                        $ 3,464,837   $ 1,030,274   $ 3,265,164
                                    -----------   -----------   -----------

LIABILITIES

Accounts payable                    $       152   $       239   $     2,591
                                    -----------   -----------   -----------

Total liabilities                   $       152   $       239   $     2,591
                                    -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS   $ 3,464,685   $ 1,030,035   $ 3,262,573
                                    ===========   ===========   ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995

                                                 Participant Directed
                                   ---------------------------------------------
                                                                    TDS
                                     Fidelity      Warburg        Common
                                      Growth     International     Stock
                                    -----------  ------------   -----------

ASSETS
Investments, at fair value

  Common stock                      $         0  $          0   $ 7,918,605
  Mutual funds                        4,523,625       531,120             0
  Plan loans                                  0             0             0
                                    -----------  ------------   -----------
                                    $ 4,523,625  $    531,120   $ 7,918,605
                                    -----------  ------------   -----------
Receivables
  Employer contributions            $         0  $          0   $         0
  Participant contribution               11,080         2,704        12,416
  Accrued interest and dividens             512           125           574
  Other receivables                          63         1,263        12,228
                                    -----------  ------------   -----------
                                    $    11,655  $      4,092   $    25,218
                                    -----------  ------------   -----------

Cash                                $    47,219  $    (17,487)  $   107,297
                                    -----------  -------------  -----------

Total Assets                        $ 4,582,499  $    517,725   $ 8,051,120
                                    -----------  ------------   -----------

LIABILITIES

Accounts payable                    $       600  $        40    $    41,271
                                    -----------  -----------    -----------

Total liabilities                   $       600  $        40    $    41,271
                                    -----------  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS   $ 4,581,899  $   517,685    $ 8,009,849
                                    ===========  ===========    ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995


                                     Participant Directed
                                   -------------------------
                                      USCC           API
                                     Common         Common
                                     Stock           Stock          Loans
                                   ------------  -----------     ----------

ASSETS
Investments, at fair value
  Common stock                     $ 3,861,236   $   200,513     $        0
  Mutual funds                               0             0              0
  Plan loans                                 0             0        561,290
                                   -----------   -----------     ----------
                                   $ 3,861,236   $   200,513     $  561,290
                                   -----------   -----------     ----------

Receivables
  Employer contributions           $         0   $         0     $        0
  Participant contributions              8,744           882              0
  Accured interest and dividens            404            41              0
  Other receivables                      3,494            12              0
                                   -----------   -----------     ----------
                                   $    12,642   $       935     $        0
                                   -----------   -----------     ----------

Cash                               $    45,722   $    (6,296)    $        0
                                   -----------   ------------    ----------

Total assets                       $ 3,919,600   $   195,152     $  561,290
                                   -----------   -----------     ----------

LIABILITIES

Accounts payable                   $    40,260   $       38      $        0
                                   -----------   ----------      ----------

Total liabilites                   $    40,260   $       38      $        0
                                   -----------   ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS  $ 3,879,340   $  195,114      $  561,290
                                   ===========   ==========      ==========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995


                                          Company Match
                                   -----------------------------
                                      TDS            USCC
                                     Common         Common
                                     Stock          Stock
                                   -----------    ----------

ASSETS

Investments, at fair value
  Common stock                     $ 1,252,822    $  244,215
  Mutual funds                               0             0
  Plan loans                                 0             0
                                   -----------    ----------
                                   $ 1,252,822    $  244,215
                                   -----------    ----------

Receivables
  Employer contributions           $   497,338    $  191,498
  Participant contributions                  0             0
  Accrued interest and dividens              0             0
  Other receivables                          0             0
                                   -----------    ----------
                                   $   497,338    $  191,498
                                   -----------    ----------

Cash                               $    (3,464)   $    3,593
                                   -----------    ----------

Total assets                       $ 1,746,696    $  439,306
                                   -----------    ----------

LIABILITIES

Accounts payable                   $     5,110    $    2,527
                                   -----------    ----------

Total liabilities                  $     5,110    $    2,527
                                   -----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS  $ 1,741,586    $  436,779
                                   ===========    ==========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1995



                                          Company Match
                                   -------------------------
                                      API
                                     Common
                                     Stock           Total
                                   -----------    ----------

ASSETS

Investments, at fair value
  Common stock                     $         0    $13,477,391
  Mutual funds                               0     12,677,944
  Plan loans                                 0        561,290
                                   -----------    -----------
                                   $         0    $26,716,625
                                   -----------    -----------

Receivables
  Employer contributions           $    58,593    $   747,429
  Participant contributions                  0         51,139
  Accrued interest and dividends             0         19,792
  Other receivables                          0         21,405
                                   -----------    -----------
                                   $    58,593    $   839,766
                                   -----------    -----------

Cash                               $         0    $   275,864
                                   -----------    -----------

Total assets                       $    58,593    $27,832,255
                                   -----------    -----------

LIABILITIES

Accounts payable                   $         0    $    92,828
                                   -----------    -----------

Total liabilities                  $         0    $    92,828
                                   -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS  $    58,593    $27,739,427
                                   ===========    ===========


The accompanying notes are integral part of these finacial statements.

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1994

                                                 Participant Directed
                                   --------------------------------------------
                                    Lasalle                            ANB
                                    Income          Vanguard           S&P
                                     Plus             GNMA          500 Index
                                   -----------    -----------     -------------

ASSETS
Investments, at fair value
  Common stock                     $         0    $         0     $           0
  Mutual funds                       2,238,363        543,235         2,065,455
  Plan loans                                 0              0                 0
                                   -----------    -----------     -------------
                                   $ 2,238,363    $   543,235     $   2,065,455
                                   -----------    -----------     -------------

Receivables
  Employer contributions                     0              0                 0
  Participant contributions                986            455             1,228
  Accrued interest and dividends        11,916             93               259
  Other receivables                     79,633         19,575            61,117
                                   -----------    -----------     -------------
                                   $    92,535    $    20,123     $      62,604
                                   -----------    -----------     -------------

Cash                               $   (74,813)   $    11,181     $     (36,329)
                                   -----------    -----------     -------------

Total assets                       $ 2,256,085    $   574,539     $   2,091,730
                                   -----------    -----------     -------------

LIABILITIES

Accounts payable                   $       681    $       572     $       1,558
                                   -----------    -----------     -------------

Total liabilities                  $       681    $       572     $       1,558
                                   -----------    -----------     -------------

NET ASSETS AVAILABLE FOR BENEFITS  $ 2,255,404    $   573,967     $   2,090,172
                                   ===========    ===========     =============

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1994

                                      Participant Directed
                                   --------------------------
                                                      TDS
                                    Fidelity        Common
                                     Growth          Stock
                                   ------------   -----------
ASSETS

Investments, at fair value
  Common stock                     $          0   $ 8,536,031
  Mutual funds                        2,255,815             0
  Plan loans                                  0             0
                                   ------------   -----------
                                   $  2,255,815   $ 8,536,031
                                   ------------   -----------

Receivables
  Employer contributions                      0             0
  Participant contributions               1,885         3,306
  Accrued interest and dividends            379           683
  Other receivables                      63,287        12,085
                                   ------------   -----------
                                   $     65,551   $    16,074
                                   ------------   -----------

Cash                               $      8,377   $   185,139
                                   ------------   -----------

Total assets                       $  2,329,743   $ 8,737,244
                                   ------------   -----------

LIABILITIES

Accounts payable                   $        576   $     2,533
                                   ------------   -----------

Total liabilities                  $        576   $     2,533
                                   ------------   -----------

NET ASSETS AVAILABLE FOR BENEFITS  $  2,329,167   $ 8,734,711
                                   ============   ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1994


                            Participant Directed
                                   -------------
                                       USCC
                                      Common
                                       Stock         Loans
                                   -------------  ------------
ASSETS

Investments, at fair value
  Common stock                     $  3,462,886   $          0
  Mutual funds                                0              0
  Plan loans                                  0        470,141
                                   ------------   ------------
                                   $  3,462,886   $    470,141
                                   ------------   ------------

Receivables
  Employer contributions                      0              0
  Participant contributions               1,924              0
  Accrued interest and dividends            400              0
  Other receivables                       4,936              0
                                   ------------   ------------
                                   $      7,260   $          0
                                   ------------   ------------

Cash                               $     88,723   $          0
                                   ------------   ------------

Total assets                       $  3,558,869   $    470,141
                                   ------------   ------------

LIABILITIES

Accounts payable                   $      1,763   $          0
                                   ------------   ------------

Total liabilities                  $      1,763   $          0
                                   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS  $  3,557,106   $    470,141
                                   ============   ============

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1994

                                         Company Match
                                   ---------------------------
                                      TDS              USCC
                                     Common           Common
                                     Stock            Stock            Total
                                   ------------   -------------     -----------

ASSETS

Investments, at fair value
  Common stock                     $    979,372   $    120,717      $13,099,006
  Mutual funds                                0              0        7,102,868
  Plan loans                                  0              0          470,141
                                   ------------   ------------      -----------
                                   $    979,372   $    120,717      $20,672,015
                                   ------------   ------------      -----------

Receivables
  Employer contributions                524,082        135,360          659,442
  Participant contributions                   0              0            9,784
  Accrued interest and dividends              0              0           13,730
  Other receivables                           0              0          240,633
                                   ------------   ------------      -----------
                                   $    524,082   $    135,360      $   923,589
                                   ------------   ------------      -----------

Cash                               $      1,631   $        814      $   184,723
                                   ------------   ------------      -----------

Total assets                       $  1,505,085   $    256,891      $21,780,327
                                   ------------   ------------      -----------

LIABILITIES

Accounts payable                   $          0   $          0      $     7,683
                                   ------------   ------------      -----------

Total liabilities                  $          0   $          0      $     7,683
                                   ------------   ------------      -----------

NET ASSETS AVAILABLE FOR BENEFITS  $  1,505,085   $    256,891      $21,772,644
                                   ============   ============      ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                                  Participant Directed
                                   ---------------------------------------------
                                      Lasalle                            ANB
                                       Income        Vanguard            S&P
                                        Plus           GNMA           500 Index
                                   ------------   ------------      -----------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $          0   $     59,552      $   751,760
  Interest                                3,697          1,712            4,000
  Dividends                             174,779         54,291           67,782
                                   ------------   ------------      -----------
                                   $    178,476   $    115,555      $   823,542
  Less investment expenses              (10,168)           (30)          (7,741)
                                   ------------   ------------      -----------
                                   $    168,308   $    115,525      $   815,801
                                   ------------   ------------      -----------

Contributions
  Employer                         $          0   $          0      $         0
  Participants                          631,461        293,933          672,786
  Participant fund transfers            170,820         51,062           62,365
  Forfeitures                                 0              0                0
  Transfers between investments         343,532         52,615         (185,470)
                                   ------------   ------------      -----------
                                   $  1,145,813   $    397,610      $   549,681
                                   ------------   ------------      -----------

Total additions                    $  1,314,121   $    513,135      $ 1,365,482
                                   ------------   ------------      -----------

Benefits paid                      $    104,840   $     57,067      $   193,081
                                   ------------   ------------      -----------
Net increase (decrease)            $  1,209,281   $    456,068      $ 1,172,401

Net assets available for benefits
  Beginning of year                   2,255,404   $    573,967      $ 2,090,172
                                   ------------   ------------      -----------
  End of year                      $  3,464,685   $  1,030,035      $ 3,262,573
                                   ============   ============      ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                               Participant Directed
                                   ---------------------------------------------
                                                                        TDS
                                     Fidelity        Warburg          Common
                                      Growth      International        Stock
                                   ------------   ------------      -----------
Investment Income:
  Net apprecations(depreciation)
  in fair value of investments     $    848,887   $     36,329      $(1,200,597)
  Interest                                6,883            990           10,090
  Dividends                             239,565         15,654           74,339
                                   ------------   ------------      -----------
                                   $  1,095,335   $     52,973      $(1,116,168)
  Less investment expenses                 (125)           (11)            (185)
                                   ------------   ------------      -----------

                                   $  1,095,210   $     52,962      $(1,116,353)
                                   ------------   ------------      -----------

Contributions
  Employer                         $          0   $          0      $         0
  Participants                        1,173,313        185,603        1,575,143
  Participant fund transfers             82,422         11,913           61,041
  Forfeitures                                 0              0                0
  Transfers between investments         244,413        313,077         (617,082)
                                   ------------   ------------      -----------
                                   $  1,500,148   $    510,593      $ 1,019,102
                                   ------------   ------------      -----------

Total additions                    $  2,595,358   $    563,555      $   (97,251)
                                   ------------   ------------      -----------

Benefits paid                      $    342,626   $     45,870      $   627,611
                                   ------------   ------------      -----------
Net increase (decrease)            $  2,252,732   $    517,685      $  (724,862)

Net assets available for benefits
  Beginning of year                $  2,329,167   $          0      $ 8,734,711
                                   ------------   ------------      -----------
  End of year                      $  4,581,899   $    517,685      $ 8,009,849
                                   ============   ============      ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                                 Participant Directed
                                   ---------------------------------------------
                                       USCC             API
                                      Common           Common
                                       Stock           Stock            Loans
                                   ------------   -------------     -----------
Investment Income:
  Net appreication (depreciation)
  in fair value of investments     $    105,171   $     (32,207)    $         0
  Interest                                6,147             328          38,343
  Dividends                                   0               0               0
                                   ------------   -------------     -----------
                                   $    111,318   $     (31,879)    $    38,343
  Less investment expenses                 (112)             (4)              0
                                   ------------   -------------     -----------

                                   $    111,206   $     (31,883)    $    38,343
                                   ------------   -------------     -----------

Contributions
  Employer                         $          0   $           0     $         0
  Participants                        1,005,924          59,980               0
  Participant fund transfers             66,417          10,250               0
  Forfeitures                                 0               0               0
  Transfers between investments        (407,668)        173,251          83,332
                                   ------------   -------------     -----------
                                   $    664,673   $     243,481     $    83,332
                                   ------------   -------------     -----------

Total additions                    $    775,879   $     211,598     $   121,675
                                   ------------   -------------     -----------

Benefits paid                      $    453,645   $      16,484     $    30,526
                                   ------------   -------------     -----------
Net increase (decrease)            $    322,234   $     195,114     $    91,149

Net assets available for benefits
  Beginning of year                $  3,557,106   $           0     $   470,141
                                   ------------   -------------     -----------
  End of year                      $  3,879,340   $     195,114     $   561,290
                                   ============   =============     ===========

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995

                                          Company Match
                                   ----------------------------
                                       TDS             USCC
                                     Common           Common
                                      Stock            Stock
                                   ------------   -------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $   (189,643)  $      19,527
  Interest                                   61              23
  Dividends                              12,284               0
                                   ------------   -------------
                                   $   (177,298)  $      19,550
Less investment expenses                      0               0
                                   ------------   -------------

                                   $   (177,298)  $      19,550
                                   ------------   -------------

Contributions
  Employer                         $    498,451   $     191,724
  Participants                                0               0
  Participant fund transfers                  0               0
  Forfeitures                               (69)           (233)
  Transfers between investments               0               0
                                   ------------   -------------
                                   $    498,382   $     191,491
                                   ------------   -------------

Total additions                    $    321,084   $     211,041
                                   ------------   -------------

Benefits paid                      $     84,583   $      31,154
                                   ------------   -------------
Net increase (decrease)            $    236,501   $     179,887

Net assets available for benefits
  Beginning of year                $  1,505,085   $     256,891
                                   ------------   -------------
  End of year                      $  1,741,586   $     436,778
                                   ============   =============

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1995


                                  Company Match
                                   -------------
                                       API
                                     Common
                                       Stock           Total
                                   ------------   -------------

Investment Income:
  Net appreication (depreciation)
  in fair value of investments     $          0   $     398,779
  Interest                                    0          72,274
  Dividends                                   0         638,694
                                   ------------   -------------
                                   $          0   $   1,109,747
  Less investment expenses                    0         (18,376)
                                   ------------   -------------

                                   $          0   $   1,091,371
                                   ------------   -------------

Contributions
  Employer                         $     58,593   $     748,768
  Participants                                0       5,598,143
  Participant fund transfers                  0         516,290
  Forfeitures                                 0            (302)
  Transfers between investments               0               0
                                   ------------   -------------
                                   $     58,593   $   6,862,899
                                   ------------   -------------

Total additions                    $     58,593   $   7,954,270
                                   ------------   -------------

Benefits paid                      $          0   $   1,987,487
                                   ------------   -------------
Net increase (decrease)            $     58,593   $   5,966,783

Net assets available for benefits
  Beginning of year                $          0   $  21,772,644
                                   ------------   -------------
  End of year                      $     58,593   $  27,739,427
                                   ============   =============

The accompanying notes are an integral part of these financial statements.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994


                                                  Participant Directed
                                   ---------------------------------------------
                                    Lasalle                            ANB
                                     Income          Vanguard          S&P
                                      Plus             GNMA          500 Index
                                   ----------     -------------    ------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $         0    $     (38,783)   $    (23,721)
  Interest                               1,664              813           2,287
  Dividends                            114,858           32,812          55,449
                                   -----------    -------------    ------------
                                   $   116,522    $      (5,158)   $     34,015
  Less investment expenses              (7,158)             (21)         (6,071)
                                   -----------    -------------    ------------

                                   $   109,364    $      (5,179)   $     27,944
                                   -----------    -------------    ------------

Contributions
  Employer                         $         0    $           0    $          0
  Participants                         412,228          198,789         571,878
  Participant fund transfers            12,613            5,319          20,029
  Forfeitures                                0                0               0
  Transfers between investments       (291,337)         393,569        (697,097)
                                   -----------    -------------    ------------
                                   $   133,504    $     597,677    $   (105,190)
                                   -----------    -------------    ------------

Total additions                    $   242,868    $     592,498    $    (77,246)
                                   -----------    -------------    ------------

Benefits paid                      $   234,019    $      18,531    $    186,976
                                   -----------    -------------    ------------
Net increase (decrease)            $     8,849    $     573,967    $   (264,222)

Net assets available for benefits
  Beginning of year                  2,246,555                0       2,354,394
                                   -----------    -------------    ------------
  End of year                      $ 2,255,404    $     573,967    $  2,090,172
                                   ===========    =============    ============

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                                     Participant Directed
                                   ----------------------------
                                                       TDS
                                    Fidelity          Common
                                     Growth            Stock
                                   -----------    -------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $   (57,288)   $    (902,175)
  Interest                               3,300            6,640
  Dividends                             37,262           63,404
                                   -----------    -------------
                                   $   (16,726)   $    (832,131)
  Less investment expenses                (131)          (1,223)
                                   -----------    -------------

                                   $   (16,857)   $    (833,354)
                                   -----------    -------------

Contributions
  Employer                         $         0    $           0
  Participants                         812,428        1,636,203
  Participant fund transfers            44,098           41,249
  Forfeitures                                0                0
  Transfers between investments      1,559,492         (772,973)
                                   -----------    -------------
                                   $ 2,416,018    $     904,479
                                   -----------    -------------

Total additions                    $ 2,399,161    $      71,125
                                   -----------    -------------

Benefits paid                      $    69,994    $     370,611
                                   -----------    -------------
Net increase (decrease)            $ 2,329,167    $    (299,486)

Net assets available for benefits
  Beginning of year                          0        9,034,197
                                   -----------    -------------
  End of year                      $ 2,329,167    $   8,734,711
                                   ===========    =============

                        TELEPHONE AND DATA SYSTEMS, INC.
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                           Participant Directed
                                   ------------
                                      USCC
                                     Common
                                      Stock           Loans
                                   -----------    -------------
Investment Income:
  Net appreciation (deprecation)
  in fair value of investments     $   (70,785)   $           0
  Interest                               3,629           29,389
  Dividends                                  0                0
                                   -----------    -------------
                                   $   (67,156)   $      29,389
  Less investment expenses                (274)               0
                                   -----------    -------------

                                   $   (67,430)   $      29,389
                                   -----------    -------------

Contributions
  Employer                         $         0    $           0
  Participants                         884,949                0
  Participant fund transfers            47,879                0
  Forfeitures                                0                0
  Transfers between investments       (290,063)          98,409
                                   -----------    -------------
                                   $   642,765    $      98,409
                                   -----------    -------------

Total additions                    $   575,335    $     127,798
                                   -----------    -------------

Benefits paid                      $   163,751    $      21,656
                                   -----------    -------------
Net increase (decrease)            $   411,584    $     106,142

Net assets available for benefits
  Beginning of year                  3,145,522          363,999
                                   -----------    -------------
  End of year                      $ 3,557,106    $     470,141
                                   ===========    =============

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

                                          Company Match
                                   ----------------------------
                                      TDS             USCC
                                     Common          Common
                                      Stock           Stock            Total
                                   -----------    -------------    ------------
Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $  (134,388)   $      (5,776)   $ (1,232,916)
  Interest                                   3                0          47,725
  Dividends                              7,792                0         311,577
                                   -----------    -------------    ------------
                                   $  (126,593)   $      (5,776)   $   (873,614)
  Less investment expenses                   0                0         (14,878)
                                   -----------    -------------    ------------

                                   $  (126,593)   $      (5,776)   $   (888,492)
                                   -----------    -------------    ------------

Contributions
  Employer                         $   524,276    $     136,382    $    660,658
  Participants                               0                0       4,516,475
  Participant fund transfers                 0                0         171,187
  Forfeitures                             (256)            (967)         (1,223)
  Transfers between investments              0                0               0
                                   -----------    -------------    ------------
                                   $   524,020    $     135,415    $  5,347,097
                                   -----------    -------------    ------------

Total additions                    $   397,427    $     129,639    $  4,458,605
                                   -----------    -------------    ------------

Benefits paid                      $    52,458    $      15,385    $  1,133,381
                                   -----------    -------------    ------------
Net increase (decrease)            $   344,969    $     114,254    $  3,325,224

Net assets available for benefits
  Beginning of year                  1,160,116          142,637      18,447,420
                                   -----------    -------------    ------------
  End of year                      $ 1,505,085    $     256,891    $ 21,772,644
                                   ===========    =============    ============

The accompanying notes are an integral part of these financial statments.

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Three Months Ended December 31, 1993

                                                Participant Directed
                                   ---------------------------------------------
                                     Lasalle          ANB               TDS
                                      Income          S&P              Common
                                       Plus         500 Index           Stock
                                   -----------    -------------    ------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investment      $         0    $      36,268    $    (90,581)
  Interest                                 500              641           1,558
  Dividends                             30,622           14,592          14,495
  Stock Rights                               0                0               0
                                   -----------    -------------    ------------
                                   $    31,122    $      51,501    $    (74,528)
  Less investment expenses              (1,947)          (1,701)            (66)
                                   -----------    -------------    ------------

                                   $    29,175    $      49,800    $    (74,594)
                                   -----------    -------------    ------------

Contributions
  Employer                         $         0    $           0    $          0
  Participants                         131,302          169,165         409,213
  Participant fund transfers             7,919           32,738          15,653
  Forfeitures                                0                0               0
  Transfers between investments       (100,473)         (77,670)         79,283
                                   -----------    -------------    ------------
                                   $    38,748    $     124,233    $    504,149
                                   -----------    -------------    ------------

Total additions                    $    67,923    $     174,033    $    429,555
                                   -----------    -------------    ------------

Benefits paid                      $   139,283    $      27,415    $    164,552
                                   -----------    -------------    ------------
Net increase (decrease)            $   (71,360)   $     146,618    $    265,003

Net assets available for benefits
  Beginning of year                  2,317,915        2,207,776       8,769,194
                                   -----------    -------------    ------------
  End of year                      $ 2,246,555    $   2,354,394    $  9,034,197
                                   ===========    =============    ============

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Three Months Ended December 31, 1993

                          Participant Directed
                                   -----------
                                      USCC
                                     Common
                                      Stock           Loans
                                   -----------    -------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $    39,077    $           0
  Interest                                 671            6,220
  Dividends                                  0                0
  Stock Rights                          44,613                0
                                   -----------    -------------
                                   $    84,361    $       6,220
  Less investment expenses                 (27)               0
                                   -----------    -------------

                                   $    84,334    $       6,220
                                   -----------    -------------

Contributions
  Employer                         $         0    $           0
  Participants                         176,257                0
  Participant fund transfers             1,475                0
  Forfeitures                                0                0
  Transfers between investments         90,969            7,891
                                   -----------    -------------
                                   $   268,701    $       7,891
                                   -----------    -------------

Total additions                    $   353,035    $      14,111
                                   -----------    -------------

Benefits paid                      $    49,386    $       9,453
                                   -----------    -------------
Net increase (decrease)            $   303,649    $       4,658

Net assets available for benefits
  Beginning of year                  2,841,873          359,341
                                   -----------    -------------
  End of year                      $ 3,145,522    $     363,999
                                   ===========    =============

                         TELEPHONE AND DATA SYSTEMS, INC
                            TAX-DEFERRED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Three Months Ended December 31, 1993

                                           Company Match
                                   ----------------------------
                                       TDS            USCC
                                      Common         Common
                                       Stock          Stock           Total
                                   -----------   --------------    ------------

Investment Income:
  Net appreciation (depreciation)
  in fair value of investments     $   (18,370)  $         (826)   $    (34,432)
  Interest                                   0                0           9,590
  Dividends                              1,810                0          61,519
  Stock Rights                               0              498          45,111
                                   -----------   --------------    ------------
                                   $   (16,560)  $         (328)   $     81,788
  Less investment expenses                   0                0          (3,741)
                                   -----------   --------------    ------------

                                   $   (16,560)  $         (328)   $     78,047
                                   -----------   --------------    ------------

Contributions
  Employer                         $    51,242   $       29,997    $     81,239
  Participants                               0                0         885,937
  Participant fund transfers                 0                0          57,785
  Forfeitures                                0                0               0
  Transfers between investments              0                0               0
                                   -----------   --------------    ------------
                                   $    51,242   $       29,997    $  1,024,961
                                   -----------   --------------    ------------

Total additions                    $    34,682   $       29,669    $  1,103,008
                                   -----------   --------------    ------------

Benefits paid                      $    17,712   $        1,847    $    409,648
                                   -----------   --------------    ------------
Net increase (decrease)            $    16,970   $       27,822    $    693,360

Net assets available for benefits
  Beginning of year                  1,143,146          114,815      17,754,060
                                   -----------   --------------    ------------
  End of year                      $ 1,160,116   $      142,637    $ 18,447,420
                                   ===========   ==============    ============

The accompanying notes are an integral part of these financial statements.

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan

                          Notes to Financial Statements


1.    PLAN DESCRIPTION

           The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      A.   General:

                  The Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), a contributory tax-exempt profit-sharing plan, qualifies under Section 401 and 501 of the Internal Revenue Code, and is subject to and files reports under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan (together with Social Security, any other tax qualified retirement plan or plans maintained by the Company and personal savings) provides for the livelihood of the employees of Telephone and Data Systems, Inc. and its participating subsidiaries upon their retirement or other separation from service.

                  The Plan is administered by four trustees appointed by TDS. The trustees are authorized to invest Plan assets as directed by the participants, except in the case of the company match which is invested in TDS Common Stock, USCC Common Stock and API Common Stock. Up to now, all administrative, recordkeeping, and auditing fees have been borne by TDS.

      B.   Eligibility and Vesting:

                  Employees age 21 and older are generally eligible to participate after completing one year of service. Participation is completely voluntary. An employee may become a participant in the Plan on the first calendar quarter after meeting the eligibility requirements and upon completing the Deferral Election form.

                  Employees' personal contributions and any investment earnings/losses on the personal contributions are always 100% vested. Employer matching contributions are subject to a three-year graded vesting schedule. Participants vest one-third in all employer matching contributions for each year of service they complete. A participant becomes 100% vested in employer contributions after three years of service, or upon retirement, death, or disability.

      C.   Participant Accounts:

                  Each participant's account is credited with the participant's contribution and allocation of (a) the employer's contribution and
           (b) Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Tax-Deferred Savings Plan
Page 2


      D.   Contributions:

                  Participants may defer 1% to 15% (in whole increments) of their salary on a per pay period basis.

                  The Plan provides for an annual employer matching contribution to each participant employed by the Company as of December 31 provided the participant has completed at least 1,000 hours of service during the period from January 1 to December 31. Employer matching contributions are credited to participant accounts as of December 31 of each year. Effective January 1, 1994, the employer matching contribution for each participant is $.20 per $1.00 for the first 6% of salary deferral contributions. Effective January 1, 1995, the employer matching contribution for each participant employed by Suttle Press is $.40 per $1.00 for the first 6% of salary deferral contributions.

                  Effective July 1, 1992, employer contributions of United States Cellular Corporation are made in USCC Common Stock. Effective January 1, 1995, employer contributions of American Paging, Inc. are made in API Common Stock. All other employer contributions are made in TDS Common Stock.

                  Employees may invest their personal contributions in one or more of the following funds: TDS Common Stock Fund, USCC Common Stock Fund, API Common Stock Fund (effective April 1, 1995), ANB S&P 500 Index Fund, LaSalle Income Plus Fund, Vanguard GNMA Fund (effective January 1, 1994), Fidelity Advisor Equity Growth Institutional Fund (effective January 1, 1994) or Warburg, Pincus International Equity Fund (effective April 1, 1995). Also, effective January 1, 1994, participants are able to invest contributions in the six funds in increments of 5%.

      E.   Payment of Benefits:

                  If a participant retires or terminates service for any reason, the Plan Administrator shall provide for the distribution of a participant's account balance in one lump sum or periodic payments.

      F.   Plan Loans:

                  The Plan loan provision allows employees with account balances to borrow from their account and repay their account with interest through payroll deductions. Loans may be taken for purposes of: buying, constructing, or rehabilitating a primary residence; non-reimbursable medical expenses; education expenses; or expenses arising out of other emergency financial needs. Employees may borrow the greater of (a) 100% of their salary reduction and rollover account balances up to $10,000 or (b) 50% of their salary reduction and rollover account balances limited to $50,000. The minimum loan amount is $1,000 or the entire salary reduction and rollover account balance, if less. The repayment period on the loan can range from one to five years. The rate of interest is a reasonable rate of interest set by the Trustees at the beginning of each calendar quarter. A reasonable rate of interest is a rate that provides the Plan with a return commensurate with the interest rates charged by persons engaged in the business of lending money for loans made in similar circumstances.

Tax-Deferred Savings Plan
Page 3


      G.   Change in Plan Year End:

           Effective October 1, 1993, the Plan's Fiscal year, October 1 to September 30, changed to a calendar year, January 1 to December 31. The period October 1, 1993 to December 31, 1993 constituted a plan year for purposes of vesting and contribution.

      H.   Direction of Account Balances and Contributions to the Investment
           Funds:

           Effective January 1, 1994, participants have the opportunity to direct their existing salary reduction and rollover account balances to one set of funds, and future salary reduction contributions to a different set of investment funds.

2.    VALUATION OF INVESTMENTS

           Market value of investments was determined as of December 31, 1995 and December 31, 1994 as follows: at the latest price from the funds themselves for the ANB S&P 500 Index Fund, the LaSalle Income Plus Fund, the Vanguard GNMA Fund, the Fidelity Advisor Equity Growth Institutional Fund and the Warburg, Pincus International Equity Fund. TDS Common Stock, USCC Common Stock and API Common Stock are valued at the latest bid price from published sources. Plan loans are valued at cost, which approximates fair value.

3.    PLAN TERMINATION

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested.

4.    INVESTMENTS

      A. The Plan's investments are held by bank-administered trust funds, registered investment companies, and in Telephone and Data Systems, Inc. and United States Cellular Corporation Common Stock.

      B.   Description of Elective Investments:

           The TDS Common Stock Fund is made up of TDS Common Shares. There were approximately 1,812 participants in this fund as of December 31, 1995.

           The USCC Common Stock Fund is made up of USCC Common Shares. There were approximately 1,424 participants in this fund as of December 31, 1995.

           The API Common Stock Fund is made up of API Common Shares. There were approximately 181 participants in this fund as of December 31, 1995.

Tax-Deferred Savings Plan
Page 4


           The ANB S&P 500 Index Fund is a pooled investment fund invested in 499 of the stocks in the S&P 500 with each stock owned and maintained at a portfolio weighting that is virtually identical to its weighting in the composite. There were approximately 1,100 participants in this fund as of December 31, 1995.

           The LaSalle Income Plus Fund is a pooled investment fund invested in short-term securities, consisting mainly of Guaranteed Investment Contracts. There were approximately 1,012 participants in this fund as of December 31, 1995.

           The Vanguard GNMA Fund invests its assets mainly in Government National Mortgage Association (GNMA) Certificates, which are mortgage -backed securities representing part ownership of a pool of mortgage loans. There were approximately 629 participants in this fund as of December 31, 1995.

           The Fidelity Advisor Equity Growth Institutional Fund has the objective of long-term capital appreciation. It invests primarily in common and preferred stocks and convertible securities of companies with above-average earnings or sales growth. There were approximately 1,265 participants in this fund as of December 31, 1995.

           The Warburg, Pincus International Equity Fund is a diversified mutual fund that invests primarily in the common stocks of companies that have their principal business activities and interests outside the United States. The fund's primary investment objective is long-term capital appreciation. There were approximately 394 participants in this fund as of December 31, 1995.

5.    PRIOR YEAR INFORMATION

      Certain amounts in the 1994 financial statements have been reclassified to conform to the 1995 presentation.

6.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated October 13, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.    FAIR VALUE OF INVESTMENTS

                                         Fair Value of Investments

                                   December 31, 1995     December 31, 1994
                                   -----------------     -----------------
                                   Number of    Fair     Number of    Fair
                                    Shares     Value      Shares      Value
                                   ---------   ------    ---------    -----

Investments at Fair Value
  As Determined by Quoted
  Market Price

  Common Stocks
    Telephone & Data Systems, Inc
      Investment                    200,471  $ 7,918,605   185,063  $ 8,536,031
      Match                          31,717    1,252,822    21,233      979,372

    United States Cellular Corp.
      Investment                    114,407    3,861,236   105,737    3,462,886
      Match                           7,236      244,215     3,686      120,717

     American Paging, Inc
      Investment                     31,453      200,513       N/A          N/A
      Match                               0            0       N/A          N/A
                                              -----------           -----------
                                              $13,477,391           $13,099,006
                                              -----------           -----------

Investments at Fund Quoted Value

  Mutual Funds
    American National Bank
      S&P 500 Index                  16,450  $ 3,223,356    14,486  $ 2,065,455
    LaSalle Income Plus Fund      3,381,293    3,381,293 2,238,363    2,238,363
    Vanguard GNMA Fund               97,656    1,018,550    56,705      543,235
    Fidelity Advisor Fund           119,357    4,523,625    78,957    2,255,815
    Warburg, Pincus Int'l Fund       27,043      531,121       N/A          N/A
                                             -----------            -----------
                                             $12,677,945            $ 7,102,868
                                             -----------            -----------

Investments at Cost Which
  Approximate Fair Value

  Plan Loans                             --  $   561,705        --  $   470,141
                                             -----------            -----------

Total Investments at Fair Value              $26,717,041            $20,672,015
                                             ===========            ===========

The Plan's investments (including investments sold and held during the year) appreciated in value by $398,779 during the year ended December 31, 1995, depreciated in value by $1,232,916 during the year ended December 31, 1994, and depreciated in value by $34,432 during the 3 months ended December 31, 1993, as follows:

                            Net Change in Fair Value

                                     Year Ended,              3 Months Ended
                                12/31/95       12/31/94           12/31/93
                                --------       --------           --------
Investments at Fair Value
 as Determined by Quoted
 Market Price
    Common Stocks             $ (1,297,749)   $ (1,113,124)      $  (70,700)

Investments at Fund Quoted
 Value Mutual Funds              1,696,528        (119,792)          36,268
                              ------------    ------------       ----------
Net Change in Fair Value      $    398,779    $ (1,232,916)      $  (34,432)
                              ============    ============       ==========

                          Independent Auditor's Report


To the Trustees of:

                      TELEPHONE AND DATA SYSTEMS, INC.
                      TAX-DEFERRED SAVINGS PLAN
                      Chicago, Illinois


Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Reportable Transactions and Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McGladrey & Pullen LLP


Madison, Wisconsin
May 29, 1996

                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan

                                   Schedule I
                        For Year Ended December 31, 1995





Schedule of Reportable Transactions

                          Total                Total
                          Number     Amount    Number   Amount   Cost    Gain
Description of              of         of        of       of      of    (Loss)
The Security             Purchases   Purchases  Sales    Sales   Sales  On Sales
- --------------------     ---------  ----------  -----  -------  ------- --------
LaSalle Income Plus        24       1,142,930     0        -       -      -

TDS Common Stock--          8       1,148,650     5    565,480  410,645  154,835
Investment

TDS Common Stock--          6         533,021     6     69,928   61,179    8,750
Match

USCC Common Stock--         8         696,941     5    403,763  347,409   56,354
Investment

USCC Common Stock--         3         142,095     9     38,123   36,309    1,814
Match

API Common Stock--          9         232,720     0        -       -         -
Investment

ANB S&P 500 Index          27         622,776     2    216,597  176,331   40,266

Fidelity Advisor           15       1,418,923     0        -       -         -
Equity Growth

Vanguard GNMA              22         415,763     0        -       -         -

Warburg International      11         494,792     0        -       -         -










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                        Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan

                                   Schedule II


Assets Held for Investment Purposes

                                                December 31, 1995
                                            ------------------------------
                                           Cost                   Fair Value
                                         ----------              -----------
Common Stocks

    Telephone and Data Systems, Inc.
       Common Share, $1 par value
       - Investment                      $6,382,590               $7,918,605
       - Match                            1,148,965                1,252,822

    United States Cellular Corporation
       Common Shares, $1 par value
       - Investment                       3,127,378                3,861,236
       - Match                              217,408                  244,215

    American Paging, Inc.
       Common Shares, $1 par value
       - Investment                         232,720                  200,513
       - Match                                  - -                      - -

Mutual Funds

    ANB S&P 500 Index Fund                2,277,265                3,223,356

    LaSalle Income Plus Fund              3,381,293                3,381,293

    Vanguard GNMA Fund                      994,438                1,018,550

    Fidelity Advisor Fund                 3,732,025                4,523,625

    Warburg, Pincus International Fund      494,792                  531,121

Plan Loans                                  561,705                  561,705









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